

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Curtis Allen
Chief Financial Officer
Phoenix Capital Group Holdings, LLC
4643 South Ulster Street, Suite 1510
Denver, CO 80237

>   **Re: Phoenix Capital Group Holdings, LLC**
>   **Post-Qualification Amendment No. 2 to Form 1-A**
>   **Filed May 26, 2023**
>   **File No. 024-11723**

Dear Curtis Allen:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Form 1-A

Cover Page

1.   You disclose that as of May 25, 2023, you have sold $74,945,000 of bonds, and that if you sell the entirety of the amount left to be sold under this offering circular, you will have sold an aggregate of $85,624,000 of bonds pursuant to this offering. We also note your statement in Part I of the Offering Statement that you have sold unsecured notes in the amount of $64,321,000.00 in accordance with Regulation A. With a view toward disclosure, please tell us the amount of bonds sold in the past 12-months and why you believe that the offer and sale of an additional $10,679,000 of bonds would not exceed the maximum amount allowable under Regulation A. As necessary, your response should address when the bonds were sold, in what amounts, and whether they were sold pursuant to Regulation A or Regulation D.

Offering Circular Summary, page 5

2.   We note your disclosure that you may extend this offering beyond December 23, 2024 for two additional one-year periods. Note that under Rule 251(d)(3)(i)(F), securities may be offered in an amount that at the time of qualification is reasonably expected to be offered and sold within two years, even though the offering statement may be used for up to three years if it meets the conditions of the rule. As it appears that your offering may extend beyond three years, please revise to comply with Rule 251(d)(3)(i)(F) of Regulation A.

Use of Proceeds, page 18

3.   Please provide all disclosure required by Item 6 of Part II of Form 1-A with respect to the use of proceeds. For example, please state the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. In that regard, we note your disclosure in the narrative regarding the use of proceeds for continued acquisitions of mineral rights and nonoperated working interests, as well as additional asset acquisitions. However, the amount intended to be used for each such purpose is not described in the Use of Proceeds table.

Broker-Dealer and Compensation We Will Pay for the Sale of the Bonds, page 22

4.   We note disclosure in your post-qualification amendment filed on December 23, 2022 that you terminated your engagement with Dalmore Group, LLC as of July 22, 2022. Please describe the circumstances under which you decided to re-engage with Dalmore Group and describe material differences in the compensation payable under your new arrangement, if any.

Description of Bonds, page 39

5.   Please revise your disclosure to state clearly the aggregate amount of the bonds and unsecured notes you have sold pursuant to Regulation D and expand your disclosure to delineate the amount of bonds and unsecured notes offered and sold in each Regulation D offering. In addition, please provide a legal analysis as to why you believe the offer and sale of these securities and the offer and sale of securities pursuant to this offering statement are not part of one integrated offering.

Manager and Executive Officers, page 47

6.   Please clarify whether your manager and executive officers have prior or current involvement with other mineral and leasehold acquisition companies. If so, please disclose the company names and describe your manager and executive officers' relationships with each company. Please also include a risk factor discussing potential conflicts of interest arising from current separate business endeavors, if any.

Compensation of Directors, page 49

7.   Please revise to disclose the period for which the executive compensation disclosure is presented.

Signatures, page 55

8.   Please revise your signature page to conform to the requirements of Instruction 1 to the Signatures section of Form 1-A. In this regard, please include the signature block required for the officer signing the offering statement on behalf of the issuer and separately include the signature blocks for your principal executive officer, principal financial officer, principal accounting officer, and a majority of board members in accordance with Instruction 1.

Index to Financial Statements
Notes to the Consolidated Financial Statements
Note 3. Oil and gas properties, page F-13

9.   Please revise your disclosure to include the information, as applicable, in FASB ASC 932-235-50-3 through 50-36 for the fiscal years ended December 30, 2021 and 2022, to comply with Item 302(b) of Regulation S-K, applicable via Part 1 Item 11(h) of Form S-1 and Parts II(a)(1)(ii) and F/S(c)(1) of Form 1-A. For additional guidance, refer to the examples of the presentation formats that may be used to disclose the required information shown in FASB ASC 932-235-55-1.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rhys James